
Humphry Slocombe

humphryslocombe.com

HUMPHRY SLOCOMBE

Making ice cream less vanilla

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Highlights

1. Pint shipments at 105% growth (CAGR) from 2016 to 2018.
2. Four scoop shops in CA.
3. Sold in 568+ grocery stores across 12 states, adding 41 every quarter.
4. Named "Top 5 Ice Cream in America" by the Food Network

4. Named "Top 5 Ice Cream in America" by the Food Network.
5. Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.
6. Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).
7. Whole Foods Market 2018 NorCal Supplier of the Year
8. Launching in 25 NY Metro grocery stores in August 2019.

Team



Aaron French Head of Operations

Former Director of Commercialization at Revolution Foods, Former Director of Supply Chain at Blue Apron, Former Sr Sourcing Manager at Safeway.



Robert Macias Head of Retail & Events

Former multi-unit store manager at Starbucks and Peet's. Former multi-unit F&B manager Silverado Resort & Spa and Aramark.



Claire Koerschen Wholesale and E-commerce Manager

Former Co-owner of Salt Pt. Butchery and Provisions, Former Manager/Director at 4505 Meats



Daisy Tran Digital Marketing Manager

Storyteller skilled in creation of compelling content, social, and digital marketing strategies



Cesia Mijango Accountant

Experienced Tax Manager, Former Bookkeeper and Tax Coordinator at BackOps



Jina Osumi CEO

Former Director of Brand Strategy at Del Monte Foods, Former Global Senior Brand Manager for Pepsi



Hanson Li Board Member

Founder of Salt Partners Group- development and investment company in the food & beverage industry



Jake Godby Founder and Executive Chef

Experience working in San Francisco's fine-dining restaurants: Boulevard, Zuni, Fifth Floor and Coi



Sean Vahey Founder and Head of Marketing

Background in Hospitality, Experienced Food & Beverage Manager, Restaurant Manager, Bar Manager

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We Make Ice Cream for Adults

In 2008, our founders Jake and Sean opened Humphry Slocombe, an old-school ice cream scoop shop in the Mission District in San Francisco. But rather than the classic chocolate and vanilla, they made the kind of ice cream they wanted to eat.



Humphry Slocombe
ICE CREAM
YUZU CREAM
Humphry Slocombe
ICE CREAM
SECRET BREAKFAST
Humphry Slocombe
ICE CREAM
BLUE BOTTLE™ VIETNAMESE COFFEE
Humphry Slocombe
ICE CREAM
HONG KONG MILK TEA

Some of our unique flavors. Photo courtesy of Foodbeast.

Over the years, we've invented hundreds of flavors. In our shops today, you can find flavors like Secret Breakfast (bourbon ice cream with cornflakes), Summer Corn with BBQ Bourbon Caramel, Matchadoodle (green tea ice cream and snickerdoodle cookies), and Harvey Milk & Honey Graham (raw blackberry honey ice cream with housemade graham crackers).

Now, we have 4 scoop shops and more than 568 wholesale accounts in 12 states.

In San Francisco, we have our original scoop shop in the Mission and one in the Ferry Building, a renowned local marketplace for artisan foods. Our other scoop shops are in Berkeley, Oakland, and Los Angeles. We also do food truck pop-ups and events in the Bay.

In 2016, we started selling pints and single serving cups in grocery stores. In three years, we've reached 568 grocery store accounts in 12 different states. Each of these stores has seen a 20-30% increase in sales velocities since launch, and we're adding an average of 41 stores every quarter.


Case Shipments
44K
33K
22K
11K
0
CAGR: 105%
2016
2017
2018
2019*

Projections for 2019 are based on H1 '19 sale (21K cases).

Collaborations make for unique flavors (and good business).

Collaborating with other brands gives rise to tasty and delicious new flavors -- plus it's good marketing for both of us! Recently, we've collaborated with Queer Eye ahead of their new season, Imperfect Produce, Chef Melissa King, The Glenlivet whiskey, and more.


Humphry Slocombe
ICE CREAM


Humphry Slocombe
ICE CREAM
COOKIES
+ GRAHAM
Humphry Slocombe
ICE CREAM

What's next: Expanding wholesale accounts across the country plus 2 new retail stores.

We want to share our ice cream with as many people as possible! Our primary focus is expanding our wholesale accounts across the country. We're already doing this: in August 2019, we'll launch at 25 grocery stores in the NY Metro area. The funds raised here will go towards inventory, distribution costs, and marketing to expand our brand awareness outside of the Bay. Some of our funds will go towards opening retail: we're targeting two in 2020 on the Peninsula to aid in brand awareness.

Cheers from our bizarre, delicious, frozen universe!


ice cream



A warm summer night outside our original Mission scoop shop.